Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

March 7, 2017

Letter from Prof. Dr. Aldo Belloni to Deutsche Schutzvereinigung für Wertpapierbesitz e.V.

Professor Dr. Aldo Belloni
Chief Executive Officer

Deutsche Schutzvereinigung für
Wertpapierbesitz e.V.
Mrs. Daniela Bergdolt
Mr. Marc Tüngler
P.O. Box 35 01 63
40443 Düsseldorf
Munich, 7 March 2017

Proposed merger of Linde and Praxair

Dear Mrs. Bergdolt,
Dear Mr. Tüngler,

I refer to your letter dated 27 February 2017 and want to thank you for carefully and critically following our company's activities and for directly approaching us with your concerns.

In your letter, you firstly criticize the fact that you believe the executive board and the supervisory board are not informing the shareholders sufficiently about the progress of the discussions with Praxair, Inc. (Praxair) regarding the potential merger of the two companies. Secondly, you are of the opinion that the proposed transaction requires Linde to hold a shareholders’ meeting. I would like to comment on both of these points of criticism below.

It is true that we are currently negotiating the contractual framework for the possible merger with Praxair, which may ultimately be made legally binding in a Business Combination Agreement. We publicized the key proposed terms of the potential merger of equals immediately after execution of a non-binding term sheet in December 2016. The two companies would be combined under a holding company which has yet to be formed and which would be called “Linde”. In the press release at the time, we informed shareholders about, inter alia: the intended structure of the transaction, the proposed corporate governance structure of a single board of directors with equal representation from Linde and Praxair, the proposed listings of the new holding company, the valuation ratio for both companies taken as a basis for the transaction, and the resulting share exchange ratio. As previously announced, the transaction and the exchange offer are based on a 50% : 50% valuation ratio for Linde and Praxair. Assuming all Linde shareholders accept the offer, Praxair and Linde shareholders will each own 50 percent of the new holding company. Since such public announcement, these key terms have not changed.

I am sure you will understand that developing, negotiating and documenting the details of such a complex merger naturally takes time. Speaking from experience with other (often less complicated) mergers, we foresee the whole process taking several months. Therefore, I would urge you and all other shareholders to be patient. In response to your question regarding the location of the new holding company’s registered office, extensive preliminary examinations have been conducted but a final assessment is still pending. So far, there is also no decision concerning the initial company structure of the new holding company; however, upon the closing of the transaction, the shareholder base would exclusively consist of the former shareholders of Praxair and the former shareholders of Linde who have tendered their shares in the exchange offer. We ask for your understanding that given negotiations are continuing, we cannot publicly report on preliminary considerations or interim results, neither of which is finally agreed yet. Of course, we will update our shareholders with the details as soon as a final agreement has been executed with Praxair and as soon as the supervisory board has approved this agreement.

Such a merger with Praxair would of course be of significant importance for our shareholders. Therefore, we have analyzed whether the decision to conclude a Business Combination Agreement requires shareholder approval in the form of a shareholders’ meeting. After careful consideration, we do not see any legal basis why shareholder approval would be required. This opinion has also been confirmed by external legal counsels. This conclusion was reached based on the following key reasoning:

•
The proposed structure of the transaction is that the new holding company would make a public offer to the shareholders of Linde to exchange their Linde shares for shares in the new holding company. On the basis of this exchange offer, each Linde shareholder would be able to make an independent and direct decision as to whether to accept the exchange offer and become a shareholder of the new holding company or to refuse participation in the transaction. In the latter case, the shareholder would remain a direct shareholder of Linde. After the closing of the exchange offer, Linde would remain in existence as a German stock corporation. This company would, if not all Linde shareholders were to accept the exchange offer, remain listed on a stock exchange. Changes which concern the structure of Linde itself, for instance entering into a domination agreement, or which would lead to the exclusion of minority shareholders, would require further measures, which of course would be executed in accordance with all legal requirements. In particular, entering into a domination agreement or a squeeze-out pursuant to the German Stock Corporation Act or a merger-related squeeze-out would require approval at a shareholders’ meeting.

•
As each individual Linde shareholder may decide individually to accept or reject the exchange offer, each Linde shareholder will be protected better than if the transaction were against structural measures such as a merger pursuant to German law, and will also be better placed than in the typical “Holzmüller/Gelatine” cases you mentioned, because the shareholder is not subject to the majority rule of the shareholders’ meeting. A clear advantage for Linde shareholders is that no single shareholder would be obliged to convert his or her Linde shares into shares of the new holding company on the closing date merely because the shareholders’ meeting has decided to.

•
The proposed business combination will only be implemented if a specified majority of all outstanding Linde shares is put forward in the exchange offer. This ensures that the transaction will only take effect if it is supported by the shareholders holding a majority of the Linde shares; the executive board may not enforce the merger against the holders of a majority of Linde shares.

•
The present transaction structure also differs significantly from the typical “Holzmüller” cases in another way. The exchange offer would itself not lead to any structural changes at the level of Linde AG. It would instead only affect the (future) Linde shareholders, however, as already discussed, each shareholder would decide this individually.

•
Furthermore, the conclusion of the Business Combination Agreement as such would neither lead to a structural change nor directly to a change in the shareholders mentioned above. In fact, the Business Combination Agreement will provide a framework with binding terms whereby the relevant change of the shareholders’ group would only be made following the exchange offer, which has to be accepted by the Linde shareholders in sufficient numbers. The decision to conclude the Business Combination Agreement would thus not be directly effective. Instead, it would require further intermediate steps before the implementation of the proposed merger. Importantly, such a relationship of immediacy – which is missing in the present case – was a decisive factor which prompted the Federal Court of Justice to require a shareholders’ meeting to approve what were deemed to be fundamental structural changes.

•
The decision of the Linde shareholders whether to accept the exchange offer would only be taken with sufficient information having been provided. The Linde shareholders would receive extensive written documents describing in detail the proposed transaction, our merger partner Praxair, the governance of the new holding company, the appropriateness of the conversion ratio, required regulatory approvals, the financial and fiscal effects of the transaction, and information about the technicalities of the settlement. These documents would have been extensively reviewed and approved by BaFin in Germany prior to distribution to the shareholders.

•
Also, recent similar merger of equals by way of a Business Combination Agreement and public exchange offer support our opinion. Our view accords with current market practice which demonstrates that the conclusion of a Business Combination Agreement does not require the approval of the shareholders’ meeting.

Despite our conclusion that the Business Combination Agreement does not require shareholder approval, we will obviously keep our shareholders updated about the state of discussions in the shareholders’ meeting on 10 May 2017. The chairman of the supervisory board and I will of course be available at the meeting to answer any questions about the proposed merger.

For the sake of completeness, I would like to point out that it is not yet clear whether the merger will take place. The discussions have not yet been concluded. Moreover, the transaction would be subject to the timely granting of the required regulatory approvals.

Prof. Reitzle and I would be very pleased to welcome you at our headquarters. I have asked my office to coordinate an appointment with you at short notice.

Yours sincerely,

Prof. Dr. Aldo Belloni

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2015, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.